UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

AirMedia Group Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001

(Title of Class of Securities)

G0135J109(1)

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares of the Issuer.

(Continued on following pages)

CUSIP NO.: G0135J 109

(1)	NAME OF REPORTING PERSONS
Global Gateway Investments Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
5,709,866 Ordinary Shares in the form of American Depositary Shares (“ADSs”), each representing two Ordinary Shares of the Issuer. Each of CDH China Growth Capital Fund II, L.P. and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole voting power with respect to the above shares. (See Item 4)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
5,709,866 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares of the Issuer. Each of CDH China Growth Capital Fund II, L.P. and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole dispositive power with respect to the above shares. (See Item 4)
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,709,866 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares of the Issuer
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.8%[1]
(12)	TYPE OF REPORTING PERSON
CO

1 Percentage calculated based on 119,118,691 Ordinary Shares issued and outstanding as of December 31, 2013.

1

CUSIP NO.: G0135J 109

(1)	NAME OF REPORTING PERSONS
CDH China Growth Capital Fund II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
5,709,866 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares of the Issuer. Each of Global Gateway Investments Limited and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole voting power with respect to the above shares. (See Item 4)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
5,709,866 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares of the issuer. Each of Global Gateway Investments Limited and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole voting power with respect to the above shares. (See Item 4)
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,709,866 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares of the Issuer
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.8%[2]
(12)	TYPE OF REPORTING PERSON
PN

2 Percentage calculated based on 119,118,691 Ordinary Shares issued and outstanding as of December 31, 2013.

2

CUSIP NO.: G0135J 109

(1)	NAME OF REPORTING PERSONS
CDH China Growth Capital Holdings Company Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
5,709,866 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares of the Issuer. Each of Global Gateway Investments Limited and CDH China Growth Capital Fund II, L.P. may also be deemed to have sole voting power with respect to the above shares. (See Item 4)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
5,709,866 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares of the Issuer. Each of Global Gateway Investments Limited and CDH China Growth Capital Fund II, L.P. may also be deemed to have sole voting power with respect to the above shares. (See Item 4)
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,709,866 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares of the Issuer
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.8%[3]
(12)	TYPE OF REPORTING PERSON
CO

3 Percentage calculated based on 119,118,691 Ordinary Shares issued and outstanding as of December 31, 2013.

3

Item 1(a).	Name of Issuer:

AirMedia Group Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G/A is filed by and on behalf of:

Global Gateway Investments Limited (“Global Gateway”)
CDH China Growth Capital Fund II, L.P. (“CDH Fund II”)
CDH China Growth Capital Holdings Company Limited (“CDH Growth Capital”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For all reporting persons herein:

c/o CDH Investment Advisory Private Limited
One Temasek Avenue
#18-02, Millenia Tower
Singapore 039192

Item 2(c).	Citizenship:

Global Gateway— British Virgin Islands

CDH Fund II — Cayman Islands

CDH Growth Capital — Cayman Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G0135J 109

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4	Ownership:

The following information with respect to the ownership of the Ordinary Shares of the Issuer by each of the reporting persons is provided as of December 31, 2013. The percentage amounts are based on 119,118,691 Ordinary Shares issued and outstanding as of December 31, 2013, as derived from the Issuer’s corporate records.

4

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Global Gateway	5,709,866	4.8%	5,709,866	0	5,709,866	0
CDH Fund II	5,709,866	4.8%	5,709,866	0	5,709,866	0
CDH Growth Capital	5,709,866	4.8%	5,709,866	0	5,709,866	0

Global Gateway is the record holder of 5,709,866 Ordinary Shares in the form of American Depositary Shares, each representing two Ordinary Shares of the Issuer. CDH Fund II owns 100% of the total outstanding shares of Global Gateway. CDH Growth Capital is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II.

The investment committee of CDH Growth Capital comprises Shangzhi Wu, Shuge Jiao and Xinlai Liu. Changes to the investment committee require the approval of the directors of CDH Growth Capital. The directors of CDH Growth Capital are nominated by the principal shareholders of CDH Growth Capital, being (i) an affiliate of Capital Z Partners, (ii) an affiliate of the Government of Singapore Investment Corporation, and (iii) China Diamond Holdings III Limited, a British Virgin Islands company controlled by senior members of the CDH Fund II investment team. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Shangzhi Wu, Shuge Jiao and Xinlai Liu may be deemed to have beneficial ownership of the ordinary shares directly held by Global Gateway Investments Limited. Each of Shangzhi Wu, Shuge Jiao and Xinlai Liu disclaims the beneficial ownership of any of the shares of the issuer directly held by Global Gateway except to the extent of each of their pecuniary interests therein.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications:

Not applicable

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

Global Gateway Investments Limited

By:	/s/ Kiang Hua Lew
Name: Kiang Hua Lew Title: Director

CDH China Growth Capital Fund II, L.P. By: CDH China Growth Capital Holdings Company Limited, its general partner
By:	/s/ Shangzhi Wu
Name: Shangzhi Wu Title: Director

CDH China Growth Capital Holdings Company Limited

By:	/s/ Shangzhi Wu
Name: Shangzhi Wu
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement